Wizard World, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, NY 10019

August 5, 2011

Pamela Howell
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wizard World, Inc.
Form 8-K filed December 14, 2010
as amended by Amendment No. 1 filed February 18, 2011
as amended by Amendment No. 2 filed July 1, 2011
File No. 000-33383

Dear Ms. Howell:

By letter dated July 26, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Wizard World, Inc. (“Wizard World, Inc.” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s Form 8-K/A filed on July 1, 2011 (the “Filing”). Subsequent to receiving the letter, we had a telephone conversation with Ms. Tia Jenkins on Thursday, July 28, 2011, during which we discussed predecessor accounting issues.  During the conversation, Ms. Jenkins requested that we provide a written explanation of our position.  We are filing this letter with the Commission solely to set forth our analysis of the Company’s predecessor accounting per Ms. Jenkins request. Our analysis is also our contemplated response to Staff comment #28, which is set forth below.

Form 8-K/A, filed July 1, 2011

28.
Revise to disclose that the financial statements presented are those of the wholly- owned subsidiary of Wizard Entertainment. Explain why the consolidated financial statements of Wizard Entertainment have not been provided. Revise the financial statements to include all costs of doing business including costs incurred on Wizard Conventions’ behalf by Wizard Entertainment.  Provide the necessary disclosures required by SAB Topic 1.B.1.

RESPONSE:  The Filing has been revised to disclose that the financial statements presented are those of Wizard Conventions, the wholly owned subsidiary of Wizard Entertainment.

The Company performed an analysis of the predecessor issue of Wizard World, Inc.  The Company concluded that it will benefit investors to have the comparable data and past performance of Wizard Conventions as opposed to Wizard Entertainment.  The Company does not believe that either the SEC Financial Reporting Manual or Generally Accepted Accounting Principles require the inclusion of Wizard Entertainment.

The Company performed an analysis of the planned operations of Wizard World, Inc. with the past operations of both Wizard Entertainment and Wizard Conventions, and concluded that the business of Wizard Conventions is the only operations that are comparable to the planned operations of Wizard World, Inc.

Wizard World, Inc.

In summary, the operations of Wizard World, Inc. consist of producing pop culture and multimedia conventions across North America that provide a social networking and entertainment venue for popular fiction enthusiasts of movies, TV shows, video games, technology, toys, social networking/gaming platforms, comic books and graphic novels.

Wizard World Digital, Inc.

The Company, through its recently formed (Q2 of 2011) subsidiary Wizard World Digital, Inc. (“Wizard World Digital”) also creates daily content about the companies, artists, writers, celebrities and the Company’s fans that attend these events. The content is used on a daily basis in many different digital media outlets to promote the conventions as well as the content that is created at the events. The digital media outlets include the website www.wizardworld.com, social networking sites like Facebook, Twitter, YouTube, Flicker and Tumblr, and additional digital resources such as emails, newsletters and its iPad app. An iPhone and Android app for the delivery of content on a multi-daily frequency is soon to be released.

Additionally, the content created for Wizard World Digital focuses on new and upcoming talent and characters that are not well known or have limited fan followings, and user generated content. The theme of the content revolves around discovery. It also has a much broader base of content covering properties or products that fall outside the typical mainstream media. The editorial content does not cover the subjects of collectible card gaming, Manga or Anime.

Gareb Shamus Enterprises, Inc. (d/b/a Wizard Entertainment)

Wizard Entertainment was incorporated in New York in 1991.  Wizard Entertainment was a print publisher and distributor of numerous print publications in the comic industry as well as in the toy, animation, military and special operation forces industries.  Below are brief descriptions of each of the print publications produced and distributed by Wizard Entertainment.  In addition, Attachment A hereto provides an overview of Wizard Entertainment’s operations.

•	InQuest magazine (ceased publishing in September 2007) – Focused on the world of collectible card games, like Magic the Gathering.

•
Toy Wishes magazine (ceased publishing in October 2008) – Was a twice a year catalogue of all the new mass market toys coming out for people to buy for their children. The magazine targeted mothers and children aged 12 years old and under.

•
Special Books (ceased publishing at the end of 2008) – One-shot books or magazines that were created and sold on a one-off basis. Specials Books included a magazine that was all posters or books featuring one specific mainstream popular artist.

•
Special Operation Report magazine (ceased publishing in January 2009) – The magazine was a trade (not consumer) magazine targeting special operation forces and military around the world. The book came out approximately four times a year and covered all aspects of the military, including the Marines, black operations forces and international special operation units.

•	Anime Insider magazine (ceased publishing in March 2009) – Focused on the world of Japanese content in the format of books and video, also known as Manga and Anime.

•
Wizard magazine (ceased publishing in January 2011) – The print magazine covered many of today’s blockbuster hits that grew out of the comic book business. The magazine also covered the licensed products from those properties, including the big video games, movies and TV shows being released. There was no repurposing of the content online.

•
ToyFare magazine (ceased publishing in January 2011) – Exclusively covered the action figures based upon movies and TV shows and mainstream properties, including Star Wars. There were approximately eighty pages of monthly content created, which was not repurposed online.

•
In addition to the print publishing business, Wizard Entertainment also operated a retail toy store, which sold over $2.5 million of product during the year ended December 31, 2008, primarily through eBay, Amazon and its Yahoo store. The store ceased operations in September 2009.

Wizard Conventions, Inc.

Wizard Conventions was incorporated in New York in 1997 and was wholly owned by Wizard Entertainment.  The subsidiary was created by Wizard Entertainment specifically to operate comic conventions.  Wizard Conventions managed and operated multiple comic conventions in Rosemont, Illinois; Philadelphia, Pennsylvania; Los Angeles, California; and Arlington, Texas.

The Company believes the inclusion of Wizard Entertainment’s historical financial statements would significantly mislead the potential investor by leaving open the possibility of regaining the significant revenue produced in the past through the subscriptions, news stand distribution, and comic book store channels that are not at all part of the Wizard World, Inc. business model. The Wizard Entertainment publishing business was not focused solely in the comic book space. In addition, Wizard Entertainment contained an additional $2.5 million of online store revenues with inventory and product fulfillment, which is not part of the Wizard World, Inc. business model.  The Wizard Entertainment financial statements also carry the massive print, distribution, and overhead costs associated with producing traditional magazines, which again are not part of the Wizard World, Inc. business model.

Wizard Entertainment no longer has any ongoing business operations; all the print magazines ceased publishing during the period between September 2007 through January 2011. After the print magazines were shut down, all of the ongoing business for Wizard Entertainment ceased to exist and the direct response retail sales business was shut down in September 2009. While Gareb Shamus still holds the position of CEO, there are no ongoing or day-to-day business operations being performed. Wizard Entertainment has no current employees; at one time in 2007 it had approximately 85 full-time personnel, including a full-time President and COO, namely Fred Pierce, and CFO Ed DuPre. Neither of these gentlemen works for Wizard Entertainment or are associated with Wizard World, Inc.

Gareb Shamus is currently the CEO and a Board Member of Wizard World, Inc. Wizard World, Inc. currently has 7 full-time employees and 2 part-time employees, all of whom work  in the conventions area, and 1 freelance consultant dedicated to managing or creating content for the Wizard World Digital subsidiary.

The content offered by Wizard World Digital differs from the print publishing business of Wizard Entertainment in the following ways:

•
Currently Wizard World Digital’s content is distributed free through many different digital outlets, including its newsletter, email, via Facebook, Twitter and YouTube, and is free on the Company’s website;

•
Wizard World Digital’s newsletter operates more as an advertorial of the comic conventions business, driving awareness of what is new in the marketplace, as well as informing fans of what is upcoming for Wizard World, Inc.;

•	The Wizard World Digital online digital newsletter has no subscribers. Subscriptions are not being sold, orders are not being processed, and subscription liabilities are not being tracked;
•	There are no customer service representatives, no refunds are being offered, and there are no fulfillment agency requirements;

•	There are no printing labels and no sorting copies for shipping to post offices for distribution;

•	No printing – Wizard World digital magazine does not have to pre-press, and there are no shipping logs, no order taking, no costs, no time lag, no paper costs, and no web breaks;

•	There is nothing about the Wizard World Digital business model that resembles the business model of a print magazine business.

•	The Company did not assume any contracts from Wizard Entertainment nor does it have any intention to do so.

•	The Company did not obtain any customer or subscriber lists from Wizard Entertainment.

•	The Company did not acquire any subscriptions from Wizard Entertainment.

•	The Company did not acquire any books, magazines or rights from Wizard Entertainment.

We feel that comparing Wizard Entertainment to Wizard World, Inc. would be grossly misleading to investors or potential investors about the Wizard World, Inc. business. There is no expectation to reclaim the millions of dollars in both revenue and costs associated with the print publishing business. It would also grossly mislead investors to think that Wizard World, Inc. would hire many employees to handle all the work associated with a print magazine, from production to printing, shipping, collecting, managing subscriptions, and fulfillment.

The Company’s independent third party accountant was able to audit the expenses and revenues associated with the convention business by performing substantive audit testing and tracing all selections to third party documentation. Wizard Conventions maintained their own set of books and records and operated as a complete and separate entity.  The auditor was able to perform audit procedures on the overhead allocation and was able to gain comfort that this allocation was charged reasonably and consistently.

The Company will increase disclosure to comply with SAB Topic 1.B.1.  The Company will disclose the components and the amount of the overhead allocation in the notes to the financial statements.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

     /s/ Gareb Shamus
Gareb Shamus
President and CEO
Wizard World, Inc.